Exhibit 99.1

Bitdeer Announces March 2024 Operations Updates

SINGAPORE, April 4, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for March 2024.

Linghui Kong, Chief Business Officer of Bitdeer, commented, “During the month of March, we executed on our core operations and set the stage to drive the long-term growth of our business, most notably by announcing a plan to expand our self-mining hash rate by approximately 3.4 EH/s by the end of 2024. We intend to achieve this by installing our own SEALMINER A1 machines at our mining datacenters in Rockdale, Texas, U.S.A., and in Norway. Several similar expansions for our mining hash rate are expected to follow in subsequent quarters until the end of 2025.”

“We mined 294 Bitcoins in total during March, representing an increase of 2.4% from last month. As we previously announced, our self-mining operations at our Gedu datacenter experienced curtailment during the first quarter due to seasonally higher electricity prices. However, we have secured a price of approximately $0.0425 per kWh for the Gedu datacenter for the remainder of the year starting on April 1, 2024. With this electricity price in place, we are currently maintaining stable operations with lower costs at our Gedu datacenter.”

“On the AI cloud service front, we completed the deployment and testing of our NVIDIA DGX SuperPOD H100 system. We successfully met our target deployment deadline, establishing ourselves as one of the first providers of the NVIDIA DGX SuperPOD H100 service within Asia. On the infrastructure front, we commenced construction during March of a 500MW datacenter in Jigmeling, Bhutan. At this stage, we have committed to the construction of a substation at the site and have begun ground leveling work, and we anticipate the site becoming operational around the middle of 2025. We also continued to make progress in the construction of our 221MW datacenter in Ohio, United States, and our 175MW immersion cooling datacenter at our mining facility in Tydal, Norway. Both the Ohio datacenter and the Tydal datacenter are expected to be completed by 2025.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	March 2024	February 2024	March 2023
Total hash rate under management[1] (EH/s)	22.5	22.0	18.3
- Proprietary hash rate[2]	8.4	8.4	5.7
• Self-mining	6.7	6.7	3.9
• Cloud Hash Rate	1.7	1.7	1.8
- Hosting	14.1	13.6	12.6
Mining machines under management	226,000	222,000	196,000
- Self-owned[3]	86,000	86,000	67,000
- Hosted	140,000	136,000	129,000
Aggregate electrical capacity[4] (MW)	895	895	795
Bitcoin mined (self-mining only)[5]	294	287	229

1 Total hash rate under management as of March 31, 2024 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of March 31, 2024 was 8.4 EH/s, equivalent to proprietary hash rate as of February 29, 2024.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of March 31, 2024.

5 Bitcoin mined in March 2024 increased by 28.4% compared to March 2023. Bitcoin mined in March 2024 increased by 2.4% compared to February 2024. In response to recent market dynamics, the Company has adapted its previous strategy and now promptly converts a proportion of cryptocurrencies it obtains through its principal business into fiat currency to support its operations. Bitdeer retains the remainder of cryptocurrencies it obtains in order to capture potential higher appreciation in value in the future.

Infrastructure Update
The Company has continued to make progress in the construction of a 175MW immersion cooling datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in mid-2025.

The Company has continued to make progress in the construction of a 221MW datacenter in Ohio, United States (the “Ohio Datacenter”), with ground leveling expected to commence in April 2024. The land and power resources required for the Ohio Datacenter were secured during 2023. Construction of the Ohio Datacenter is expected to be completed in 2025.

The Company commenced construction of a 500MW datacenter in Jigmeling, Bhutan (the “Jigmeling Datacenter”) in March. Ground leveling work at the site has begun, and the Company has committed to the construction of a substation at the site. The Jigmeling Datacenter is expected to be completed around the middle of 2025.

Manufacturing Update
By March 31, 2024, the Company had committed orders for wafers from Taiwan Semiconductor Manufacturing Company that, once assembled in the third quarter, will generate approximately US$60 million worth of mining machines. This amount is subject to further adjustments based on the actual manufacturing expenditure.

Recent Developments
On March 26, 2024, the Company announced an initial hash rate expansion plan of approximately 3.4 EH/s as a first step in its plan to expand its self-mining business line. Bitdeer intends to install its own SEALMINER A1 miners at its mining datacenters in Rockdale, Texas, United States, and in Norway by the end of 2024.

On March 18, 2024, the Company announced that it has completed the deployment and successful testing of its NVIDIA DGX SuperPOD H100 system ahead of schedule, becoming one of the first cloud service platforms in the Asian region to offer NVIDIA DGX SuperPOD H100 service.

Conference Schedule

The Company will be attending Token 2049 in Dubai from April 18-19, 2024.

The Company is sponsoring and attending the 2024 Bitcoin Halving Special hosted by Natalie Brunell of Coin Stories. Industry participants include Marathon Digital Holdings, CleanSpark, Terawulf, and Cipher Mining. Link to follow.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056